UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number:  0-32115

Equal Energy Ltd.
(Translation of registrant's name into English)

2600, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F __ X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The documents attached as Exhibit 99.1 this 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit                      Description

99.1	Press Release Dated September 24, 2012
Equal Energy Announces Sale of Northern Oklahoma Assets and Decision to Retain Central Oklahoma Hunton Assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2012

Equal Energy Ltd.

By:  /s/ Dell Chapman
Name: Dell Chapman
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit                      Description

99.1	Press Release Dated September 24, 2012
Equal Energy Announces Sale of Northern Oklahoma Assets and Decision to Retain Central Oklahoma Hunton Assets